Item 77I

The Indenture of Trust under which Registrants class of auction rate senior notes were issued was supplemented through the execution of a Supplemental Indenture of Trust on or about December 14, 2005. The effect of the execution of such instrument was the issuance of a new series of such class of securities consisting of $60,000,000 aggregate principal amount of Registrants auction rate senior notes Series E.